08030686

UNITED STATES
...AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2007 (MM/DD/YY) AND ENDING May 31, 2008 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever, Glass & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick J. Stoever 212-952-1910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

PROCESSED
AUG 11 2008
THOMSON REUTERS

SEC Mail Processing Section
JUL 25 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever, Glass & Co., Inc., as of May 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever, Glass & Co., Inc., as of May 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2008

CONTENTS

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Stoever, Glass & Co., Inc.
30 Wall Street
New York, NY 10005

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. as of May 31, 2008 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2008 and for the year then ended, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
July 17, 2008

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2008

ASSETS

Cash	$ 1,037,637
Cash segregated under federal and other regulations	501,000
Receivable from brokers and dealers	2,306,954
Receivable from customers	807,354
Securities owned, at market value	13,231,372
Accrued interest receivable	210,357
Prepaid income taxes	11,897
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $373,508	17,823
Deferred tax asset	32,500
Other assets	130,717
Total assets	$ 18,287,611

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Collateral loans payable	$ 8,550,000
Payable to brokers and dealers	629,675
Securities sold, not yet purchased, at market value	1,883,538
Payable to customers	866
Loan payable to stockholder	2,500,000
Other liabilities and accrued expenses	340,612
	13,904,691
Subordinated borrowings	400,000
Commitments and contingencies	
Stockholders' equity	
Common stock - $10 par value	
Authorized: 1,000 shares	
Issued and outstanding: 500 shares	5,000
Additional paid-in capital	139,678
Retained earnings	4,053,422
	4,198,100
Less: Treasury stock, at cost, 50 shares	(215,180)
Total stockholders' equity	3,982,920
Total liabilities and stockholders' equity	$ 18,287,611

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Stoever, Glass & Co., Inc. (the "Company") operates mainly as a bond broker-dealer serving individual and institutional customers throughout the United States.

Revenue Recognition

Securities transactions are recorded on a settlement date basis. There is no material difference between the trade date and settlement date.

Securities Owned

Securities owned are reflected at market value. The resulting difference between cost and market is included in income.

Depreciation and Amortization

Depreciation is provided for on a straight-line basis to a maximum of five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the improvement, whichever is less.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a framework for measuring fair value and enhances disclosures about instruments carried at fair value. The framework focuses on an exit price in the principal (or, alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants. SFAS 157 establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices for identical assets or liabilities in an active market and the Level 3 representing estimated values based on unobservable inputs. SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments carried at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for the Company's fiscal year ending May 31, 2009 with earlier application permitted. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount is to be applied as a cumulative-effect adjustment to opening retained earnings on the effective adoption date.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

The Company adopted SFAS 157 effective June 1, 2008, and the financial impact, if any, on the financial statements is not considered material.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is to be adopted by the Company effective June 1, 2008. Management is evaluating the effect, if any, of adopting FIN 48 on the Financial Statements for fiscal year end May 31, 2009.

Note 2 - Cash Segregated Under Federal and Other Regulations

Cash in the amount of $501,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. There was no requirement at May 31, 2008.

Note 3 - Securities Owned, at Market Value

Securities owned consist of trading securities at quoted market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate obligations	$ 5,184,888	$ 1,874,966
State and municipal obligations	7,950,873	8,572
Treasury obligations	95,611	-
	$ 13,231,372	$ 1,883,538

Note 4 - Collateral Loans Payable

Short-term bank loans of $8,550,000 bearing interest at a fluctuating rate based upon the broker call rate (average rate of 3.4% at May 31, 2008) are fully collateralized by securities owned by the Company or customer unpaid securities pledged.

Note 5 - Subordinated Borrowings

Effective January 6, 2006, the Company borrowed $400,000 from the principal stockholder and obtained approval by FINRA for the issuance of a subordinated loan agreement payable on December 31, 2008, with annual interest at 4%. Total interest expense for the period was $16,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the cash subordinated loan agreement due on December 31, 2008.

Note 6 - Related Party Transaction

During the year the Company borrowed an additional $1,500,000 and owes its principal stockholder $2,500,000 at May 31, 2008. The loan is payable on demand, bearing interest at 4% per annum. Total interest expense for the year amounted to $80,655.

Note 7 - Commitments and Contingencies

Lease Commitment

Effective June 1, 2007, the Company renewed its lease agreement for office space scheduled to expire on May 31, 2012 with an option to cancel after May 31, 2010. Rent expense, including utilities, etc., approximated $281,200 for the year. The future minimum annual rental payments, excluding escalation costs, for the years ending May 31 are as follows:

Year Ending	Amount
2009	$ 235,569
2010	235,569
2011	215,938
2012	215,938
	$ 903,014

Note 8 - Profit Sharing Plan and 401(k) Plan

The Company has a voluntary defined contribution profit sharing plan and 401(k) plan. No contribution was accrued for the year ended May 31, 2008.

Note 9 - Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has recorded a deferred tax asset totaling $32,500 at May 31, 2008, mainly arising from net operating losses expiring 2028.

The income tax provision of approximately $145,000 consists of $68,000 and $77,000 representing federal, aggregate state and city income taxes, respectively, of which $34,000 (state and city) and $111,000 is current and deferred, respectively.

Note 10 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of May 31, 2008, the Company's net capital ratio was 100% and the Company had net capital of $2,841,478, which exceeded the requirement of $250,000 by $2,592,269. Also, the Company is a member of Depository Trust Clearing Corporation ("DTC") which requires a minimum net capital of $1,000,000.

Note 11 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. Customers' securities transactions are transacted on a cash basis. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased. These transactions may expose the Company to off-balance-sheet risk to fully cover losses which customers may incur. Should the customer be unable to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement date basis in accordance with industry practice. The risk of loss associated with transactions executed, but not yet settled is similar to settled transactions in that it relates to customers and brokers inabilities to meet the terms of their contracts.

The Company's customer financing and securities settlement activities requires the Company to pledge customer securities as collateral in support of secured financing sources such as bank loans. In the event the counterparty is unable to meet its obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control this risk by monitoring collateral values on a daily basis and requiring either the infusion of additional collateral or the reduction of securities positions, when necessary, as well as establishing credit limits.

Included in receivable from and payable to brokers, dealers and clearing organizations are amounts payable and receivable upon receipt or delivery of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral, when necessary.

The Company, at times, maintains cash balances at financial institutions in excess of federal insured limits.

A copy of the Company's Statement of Financial Condition as at May 31, 2008, pursuant to SEC Rule 17a-5, is available for inspection at the regional office of the Securities and Exchange Commission and at the principal office of the Company.

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway, Suite 955
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Officers and Directors of
Stoever Glass & Co., Inc.
30 Wall Street
New York, NY 10005

Our report on our audit of the basic financial statement of Stoever Glass & Co., Inc. for the year ended May 31, 2008 was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Todman & Co., CPA, P.C.

New York, New York
July 17, 2008

STOEVER, GLASS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
MAY 31, 2008

Total stockholders' equity		$ 3,982,920
Subordinated borrowings		400,000
Total		4,382,920
Deductions		
Nonallowable assets	$ 187,503	
Customer securities receivable	14,013	
Capital charges pursuant to SEC Rule 15c3-1:		
Firm securities, including undue concentration	1,147,690	
Failed to deliver	97,498	
Failed to receive	6,388	
Optional 4% customer charge on bank loans	17,559	
Fidelity bond	70,000	
Total deductions		1,540,651
Net capital		2,842,269
Minimum net capital required		
Greater of 6 2/3% of aggregate indebtedness of $2,841,478 or $250,000		250,000
Capital in excess of minimum requirement		$ 2,592,269
Capital ratio (maximum allowance 1500%)		
Aggregate indebtedness	$ 2,841,478	= 100%
Divided by: Net capital	2,842,269	
Aggregate indebtedness		
Payable to customers	$ 866	
Loan payable to stockholder	2,500,000	
Other liabilities and accrued expenses	340,612	
Total	$ 2,841,478	

There were no material differences between the audited computation of net capital under Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 focus report. Accordingly, no reconciliation is necessary.

See independent auditor's report

END